As Filed with the Securities and Exchange Commission on March 30, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CARDIMA, INC.
(Exact name of issuer as specified in its charter)

Delaware	94-3177883
(State or other jurisdiction of incorporation or	(I.R.S. Employer
organization)	Identification No.)

47266 Benicia Street
Fremont, CA 94538-7330
TELEPHONE: (510) 354-0300
(Address of Principal Executive Offices and Zip Code)

2007 Stock Option Plan
(Full title of the plan)

Robert Cheney
Chief Executive Officer
47266 Benicia Street
Fremont, CA 94538-7330

(Name and address of agent for service)

Copies of all communications, including all communications sent to agent for service to:

Richard Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006
(212) 930-9700
(212) 930-9725 (fax)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title Of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered(1)	Share(2)	Price	Registration Fee
Common Stock
$.001 par value	30,000,000	$0.95	$28,500,000	$2,032.05

(1) Represents shares of common stock issuable under Cardima, Inc.’s 2007 Stock Option Plan.
(2) Computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and not as a representation as to any actual proposed price. The offering price per share, maximum aggregate offering price and registration fee is based upon the average of the high and the low price on the Over-the-Counter Bulletin Board of $0.95, on March 26, 2010.

PART 1

Information Required in this Section 10(a) Prospectus

This Registration Statement relates to two separate prospectuses.

Section 10(a) Prospectus: Items 1 and 2, from this page, and the documents incorporated by reference pursuant to Part II, Item 3 of this prospectus, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended (the “Securities Act").

Reoffer Prospectus : The material that follows Item 2, up to but not including Part II of this Registration Statement, of which the reoffer prospectus is a part, constitutes a “reoffer prospectus,” prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act. Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of common shares which are deemed to be "control securities” or “restricted securities” under the Securities Act that have been acquired by the Selling Stockholders named in the reoffer prospectus.

Item 1.	Plan Information.

Cardima, Inc. ("we", “us", the “Company” or “Cardima") will provide each participant (the “Recipient") with documents that contain information related to our 2007 Stock Option Plan and other information including, but not limited to, the disclosure required by Item 1 of Form S-8, which information is not filed as a part of this Registration Statement on Form S-8 (the “Registration Statement"). The foregoing information and the documents incorporated by reference in response to Item 3 of Part II of this Registration Statement taken together constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. A Section 10(a) prospectus will be given to each Recipient who receives common shares covered by this Registration Statement, in accordance with Rule 428(b)(1) under the Securities Act.

Item 2.	Registrant Information and Employee Plan Annual Information.

We will provide to each Recipient a written statement advising it of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral notice by contacting:

Robert Cheney
Chief Executive Officer
47266 Benicia Street
Fremont, CA 94538-7330
(510) 354-0300

Information required by Part I to be contained in section 10(a) prospectus is omitted from the registration statement in accordance with Rule 428 under the securities Act of 1933, and Note to Part I of Form S-8.

REOFFER PROSPECTUS

Cardima, Inc.

7,644,180 Shares of Common Stock

This reoffer prospectus relates to 7,644,180 shares of our common stock, par value $0.001 per share, that may be offered and resold from time to time by the selling stockholders identified in this prospectus (the “Selling Stockholders”) for their own account. The shares included in this prospectus include 251,379 shares issued to the Selling Stockholder upon exercise of options issued to the Selling Stockholders pursuant to our 2007 Stock Option Plan and 7,392,801 shares issuable to the Selling Stockholders upon exercise of options issued to the Selling Stockholders pursuant to our 2007 Stock Option Plan. It is anticipated that the Selling Stockholders will offer common shares for sale at prevailing prices on the Over-the-Counter Bulletin Board on the date of sale. We will receive no part of the proceeds from sales made under this reoffer prospectus. The Selling Stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the Selling Stockholders will be borne by us.

Our 2007 Stock Option Plan authorized the issuance of up to 30,000,000 shares of our common stock to officers, directors, employees and consultants of the Company. This reoffer prospectus has been prepared for the purposes of registering the common shares under the Securities Act to allow for future sales by the Selling Stockholders on a continuous or delayed basis to the public without restriction.

The Selling Stockholders and any brokers executing selling orders on their behalf may be deemed to be “underwriters” within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CADM". On March 29, 2010 the closing price of our common stock on such market was $0.82 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 6 of this reoffer prospectus. These are speculative securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The date of this prospectus is March 30, 2010.
________________

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully.

PROSPECTUS SUMMARY

OUR COMPANY

We were incorporated on November 12, 1992 in the State of Delaware. Our headquarters are located at 47266 Benicia Street, Fremont, CA 94538-7330. Our telephone number is (510) 354-0300.

THIS OFFERING

Shares of common stock outstanding prior to this offering	143,971,034	(1)

Shares being offered by the selling stockholders	7,644,180 (including 251,379 outstanding shares and 7,392,801 shares issuable upon exercise of options)

Shares of common stock to be outstanding after the offering	151,363,835	(2)

Use of proceeds	We will not receive any proceeds from
	the sale of the shares of common stock
	offered in this prospectus.

Risk Factors	The purchase of our common stock
	involves a high degree of risk. You
	should carefully review and consider
	"Risk Factors” beginning on page 6.

Over-the-Counter Bulletin Board Symbol	CADM

(1) As of March 4, 2010.

(2) Assumes the exercise of all options the underlying shares of which are included in this prospectus.

RISK FACTORS

An investment in our common stock involves a very significant risk. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus as well as the information included in other reports and filings made with the SEC in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

RISKS RELATED TO OUR FINANCIAL RESULTS:

We do not have sufficient cash to fund our operations.

We anticipate that, based on our current operating plan, our existing cash and cash equivalents, together with expected revenues anticipated from direct sales of our products will be sufficient to fund our operations into the third quarter of 2010. Our current operating plan reflects reductions in personnel, and other operating expenses implemented during 2009, however, our marketing, personnel and working capital requirements are expected to increase through 2010 as we expand our sales and marketing efforts for our products. If we are unsuccessful with these efforts, we may have to significantly curtail or cease operations.

If we cannot generate revenues sufficient to sustain our operations we will need to raise additional capital to fund operations, conduct clinical trials, continue research and development projects, and commercialize our product candidates. The timing and amount of our need for additional financing will depend on a number of factors, including: our timetable and costs for the development of marketing operations and other activities related to the commercialization of our product candidates;  the progress of our research and development programs and expansion of such programs; the emergence of competing technologies and other adverse market developments; and the prosecution, defense and enforcement of potential patent claims and other intellectual property rights.

Additional equity or debt financing may not be available to us on acceptable terms, or at all. If we raise additional capital by issuing equity securities, substantial dilution to our existing stockholders may result which could decrease the market price of our common stock due to the sale of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future. In addition, the terms of any equity financing may adversely affect the rights of our existing stockholders. If we raise additional funds through strategic alliance or licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that are unfavorable to us, which could substantially reduce the value of our business. In addition, we may be forced to liquidate assets at reduced levels due to our immediate liquidity requirements.

If we are unable to obtain sufficient additional financing, we would be unable to meet our obligations and we would be required to delay, reduce or eliminate some or all of our business operations, including the pursuit of licensing, strategic alliances and development of future products.

We have a history of substantial operating losses and we may continue to incur substantial losses in the future, which would negatively impact our ability to run our business.

We have a history of operating losses and we may to continue to incur significant losses in the future unless our sales efforts are successful. Historically, we have funded our operations primarily through the issuance of equity securities and we may not be able to generate positive cash flow in the future. If our efforts to increase revenues through sales of our products are not successful we will need to seek additional funds through the issuance of equity securities or other sources of financing. We have very limited cash resources and will need to raise additional capital in the immediate future through public or private financings or other arrangements in order to continue operations. If we are unable to do so, our business will fail. Even assuming no increase in our cash utilization rate from the third and fourth quarter of 2009, management estimates that our cash balance as of December 31, 2009 will be sufficient to fund planned expenditures only for a limited period of time (less than 12 months), although the actual level of expenditures cannot be predicted with certainty and it is possible that our cash balance may be exhausted sooner than currently anticipated. There can be no assurance that additional capital will be available to us when needed, if at all, or, if available, will be obtained on terms attractive to us.

As of December 31, 2009, we had approximately $524,000 in cash and cash equivalents and $6.4 million in short-term investments. Our cash balance, together with cash anticipated to be provided by customer sales will not be sufficient to satisfy our anticipated cash requirements for normal operations and capital expenditures for the year ending December 31, 2010 or later. To strengthen our financial position, we intend to seek additional funding to be used for general corporate purposes, as well as research and development activities, including advancing our current product development activities and FDA and PMA approval process. We intend to seek funding for our capital needs through the issuance of debt, preferred stock, equity, loan guarantees, or a combination of these types of instruments. We currently have no commitments or agreements for such funding, nor is there any assurance that we will be able to successfully consummate any such funding transactions. We may also seek to obtain financing through private placement or a public offering, a consequence of which could include the sale or issuance of stock to third parties. We expect that we will be able to secure sufficient financing to satisfy our anticipated cash requirements for normal operations and capital expenditures through at least December 31, 2010, although current economic and market conditions will make it challenging for us to do so.

We cannot be certain that we will be able to obtain financing on terms acceptable to us or at all. If we are not able to raise additional capital, we will not have sufficient cash to fund our operations. In such case, we would be required to curtail or cease operations, liquidate or sell assets, modify our current plans for product development, and other research and development activities, or extend the time frame over which these activities will take place, or pursue other actions that would adversely affect future operations.

We had negative cash flow from operations for the twelve months ended December 31, 2009 of $12 million, and we expect to continue to incur substantial negative cash flow from operations for the foreseeable future. We may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development, approval and marketing of our products. Even if we raise capital in the near term, our future cash needs may, at a minimum, cause us to delay, scale back or eliminate some or all of our product research and development programs, to limit the marketing of our products, or to license or sell to third parties the rights to commercialize our products or technologies that we would otherwise develop and market ourselves. Our failure to raise capital when needed would likely cause us to cease our operations.

Although our management recognizes the need to raise funds in the immediate future, there can be no assurance that we will be successful in consummating any fundraising transaction, or if we do consummate such a transaction, that its terms and conditions will not require us to give investors valuable rights with respect to our products or technology, warrants or other valuable rights to purchase additional interests in our company, or be otherwise unfavorable to us. Any future financing that we enter into may include terms that could impede our ability to raise additional funds, such as terms requiring the consent of certain security holders before we issue or register additional securities and anti-dilution protection giving those holders the right to receive additional shares of our common stock depending on the terms of our later financings. We may be required to issue preferred stock, debt or other securities with rights and preferences senior to the rights of holders of our common stock. In addition, the issuance of additional securities will likely dilute the interests of existing common stockholders, and could impose additional restrictions on how we operate and finance our business.

We sustained losses during the period covered by this report and will continue to incur substantial losses for the foreseeable future.

Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future. To date, we have sold only a limited number of our micro-catheter and surgical products. We will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, regulatory approval efforts and manufacturing, sales, marketing and other expenses as we seek to obtain necessary approvals and bring our micro-catheters and surgical products to market.

Our net losses were $13 million for the year ended December 31, 2009 and $13.7 million for the year ended December 31, 2008. As of December 31, 2009, our accumulated deficit was $203.3 million. Our limited sales history, and the fact that we have very limited cash resources, makes it difficult to assess or predict our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

Our need to raise additional capital in the near future could have a dilutive effect on your investment.

In order to continue operations, we will need to raise additional capital. We may attempt to raise capital through the public or private sale of our common stock or securities convertible into or exercisable for our common stock.

If we sell additional shares of our common stock or warrants, such sales will further dilute the percentage of our equity that you own. In addition, our recent private placement financings have involved the issuance of securities at a price per share that represented a discount to the closing price of our common stock and any future private placements will likely involve the issuance of securities at a discount to prevailing market prices. Depending upon the price per share of securities that we sell in the future, if any, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional anti-dilution adjustments or dispute the Company’s calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustments to previously issued securities. In addition, certain of our prior securities issuances have included, and future financings may also include, provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or issue additional dilutive securities, or could lead to costly and disruptive disputes.

Healthcare policy changes, including legislation pending in Congress to reform the U.S. healthcare system, may have a material adverse effect on us.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the Obama administration, member of Congress, state governments, regulators and third-party payors to control these costs and, more generally, to reform the U.S. healthcare system. Some of these proposals would limit the prices we are able to charge for our products or the amounts of reimbursement available for our products, and could limit the acceptance and availability of our products. We cannot predict whether legislation will be enacted by the current Congress, the final form any legislation might take or the effects of such legislation. If legislation is enacted and depending on the form it takes, it could change the way healthcare is developed and delivered, and may affect numerous aspects of our business.

We must obtain governmental approvals or clearances before we can sell our products.

Our products are considered to be medical devices and are subject to regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

· Product design and development;
· Product testing;
· Product labeling;
· Product storage;
· Pre-market clearance and approval;
· Advertising and promotion; and
· Product sales and distribution

Before we can market any of our products in the United States or other countries, we must demonstrate that our products are safe and effective and obtain approval or clearance from the applicable governmental authorities. In the United States, we must obtain from the FDA 510(k) pre-market notification clearance for devices that are classified as Class II, or a PMA for devices classified as Class III, such as REVELATION T-Flex, in order to market a product. Currently, the FDA review process for 510(k) clearance requires approximately 120 days and PMA application review process requires approximately six to twelve months or longer. The PMA application review process is in addition to the time required to conduct clinical trials demonstrating safety and effectiveness. However, the timing of such processes can be uncertain and may involve significantly more time than we may anticipate. We cannot guarantee either the timing or receipt of regulatory approval or clearance for any of our products in development. The FDA may request extensive clinical data to support either 510(k) clearance or a PMA. The approval process, including any necessary clinical trials, can involve substantial expense. No assurance can be given that we will ever be able to obtain the necessary approvals for any of our products. Our failure to do so on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

Even if regulatory approvals are obtained, the applicable regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA or regulatory agencies in other countries may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

None of our ablation products for electrophysiology has received regulatory approval in the United States. Our failure to receive these approvals will harm our business.

To date, although we received 510(k) clearance for the use of the Surgical Ablation System (SAS) to ablate cardiac tissue, none of our electrophysiology products in development for the ablation of AF or VT has received regulatory approval in the United States. The SAS has received 510(k) clearance only for ablating cardiac tissue and not for any other purpose or any specified treatment. If we cannot gain U.S. regulatory approvals, our business will be materially harmed and we may be unable to secure the funding needed to continue operations. Even if we raise the funding necessary to continue operations, successfully develop our ablation products and obtain the required regulatory approvals, we cannot be certain that our ablation products and their associated procedures will ultimately gain market acceptance. Because our sole product focus is to design and market micro-catheter systems to map and ablate AF and VT, our failure to obtain regulatory approval for and successfully commercialize these systems would materially harm our business.

In the United States, we are required to seek a PMA for AF treatment claims using our ablation products, such as the REVELATION T-Flex micro-catheters, since they have been classified as Class III devices. The process of obtaining a PMA is expensive, lengthy and uncertain and requires clinical trials to demonstrate the safety and effectiveness of the product.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market or sell our products.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. No assurance can be given that, even if we are able to conduct future clinical trials, those trials will demonstrate the safety and effectiveness of any of our products or will result in regulatory approval to market our products. We may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA or other regulatory agency on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed.

Current or future clinical trials of our micro-catheter systems will require substantial financial and management resources. In addition, the clinical trials may identify significant technical or other obstacles that we will need to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, or obtain regulatory approval for the use of our micro-catheter system for the ablation of AF would have a material adverse effect on our business, financial condition and results of operations.

Delays in enrolling patients in our clinical trials could increase our expenses and harm our business.

The rate at which we may complete our pre-clinical and clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, the proximity of patients’ residences to clinical sites, the eligibility criteria for the study and impact of other clinical studies competing for the same patient population and/or the same physicians’ time and research efforts. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline.

We have sold only a limited number of our micro-catheter and surgical products. We have a direct clinical sales team responsible for U.S. sales of our products, including the surgical ablation system for AF and the Pathfinder diagnostic catheters for mapping along with our series of guides.  We are focusing our efforts on expanding our domestic customer base by also working with a distribution network. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will prevent us from being able to generate significant revenues from the sale of our products.

We distribute our products internationally through third-party distribution channels in key target markets. These on-going distributor relationships provide coverage in France, the Mediterranean area, the United Kingdom, Central and Eastern Europe, Thailand and Japan. Building and managing a larger remote sales force effectively, in Europe or elsewhere, would require additional resources, time and expense, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to build a successful world-wide business. Failure to do so would harm our business.

Currently, international sales and marketing of our PATHFINDER, PATHFINDER mini, and REVELATION micro-catheter systems are conducted through an exclusive distributor in Europe and Japan.   In the first quarter of 2007, our former distributor in Japan notified us of its failure to maintain the legal documentation standard required to sell our PATHFINDER in Japan. As a result, we had no sales in Japan during 2007 and 2008. In October 2008, we appointed Japan Lifeline Co. Ltd. as our new distributor in Japan. Together with Japan Lifeline, we filed a “Shonin Application” to obtain the necessary regulatory approval to re-start PATHFINDER sales in the Japanese market.  In December 2009, we received the Shonin approval and have resumed shipment of our PATHFINDER products to Japan. However, we cannot be certain that our distributor will be able to effectively market and sell our products in Japan after an extended period of absence of our products in the market place. In the past, we have terminated several distribution arrangements in Europe because of the distributors’ failure to meet minimum sales levels under those agreements. Our failure to establish and maintain successful distribution relationships would harm our business.

We rely on multiple third parties to conduct and collect data for the clinical trials of our products. If we are unable to access this data or the FDA refuses to accept the data in a filing, the commercialization of our products will be delayed and our business will be harmed.

We often rely on multiple third parties, such as hospitals and universities, to conduct and collect data for our clinical trials. We depend on these third parties to provide access to data and cooperate with us in completing regulatory filings for the approval or clearance of our products. In order for the FDA and other regulatory agencies to accept and rely on the data of a filing, the data collection, analysis and summarization must meet certain standards. We cannot be certain that the clinical data collected by the third parties meet the standards of the FDA or other regulatory agencies. If we are unable to rely on the clinical data collected by third parties, or if these third parties do not perform their contractual obligations, the FDA or other regulatory agencies may require us to gather additional clinical data. This could significantly delay commercialization of our products, require us to spend additional capital on our clinical trials and harm our business.

We cannot assure the safety or effectiveness of our products.

To obtain and maintain required regulatory approvals and secure the confidence of physicians and others whose acceptance is needed for our products, we will need to demonstrate that our products are safe and effective. We cannot assure you that our products will be deemed safe and effective. Many of our products, such as our surgical ablation system, which has begun to be used by cardiac surgeons only recently, have not been used to a sufficient extent to permit us to predict their safety and effectiveness. In addition, our products include components and materials supplied by third parties, whose safety and reliability we cannot guarantee. We have occasionally experienced quality issues with some elements of our products, and we may face additional issues in the future. The perceived safety and effectiveness of our products can also depend on their manner of use by physicians and other third parties, which we cannot control. If safety and effectiveness issues arise with any of our products in the future, we may incur liabilities to third parties, lose any regulatory approvals for the applicable product, or be required to redesign the product. These issues will reduce our sales and increase our expenses, possibly substantially.

Our products and their related procedures are novel to the market and will require the special training of physicians. If the market does not accept our products and procedures, our revenues will decline.

Our micro-catheter systems represent novel approaches to diagnosing and treating AF and VT and our SAS represents a novel approach to ablating cardiac tissue during surgery. Acceptance of our products and procedures by physicians, patients and health care payers will be necessary in order for us to be successful. If the market does not accept our products and the procedures involved in their use, our business would be harmed and our revenues would decline.

Our products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline.

The market for catheters to diagnose or treat AF and VT is highly competitive. Our micro-catheter systems for the mapping and ablation of AF and VT are new technologies. Safety, cost efficiency and effectiveness are the primary competitive factors in this market. Other competitive factors include the length of time required for products to be developed and receive regulatory approval and, in some cases, reimbursement approval. Existing treatments with which we must compete include:

·      Conventional catheters using the “drag and burn” or “dot to dot” technique;
·      Anti-arrhythmic and anti-coagulant drugs;
·      External electrical shock to restore normal heart rhythms and defibrillation;
·      Implantable defibrillators;
·      Purposeful destruction of the atrial-ventricular node followed by implantation of a pacemaker; and
·      Open-heart surgery known as the “maze” procedure

Physicians will not recommend the use of our systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of AF or VT. If our clinical data and other studies do not show that our products are safe and effective, the FDA and other regulators will not approve our products for sale. If our products are not approved, we will not be able to enter the market and we will not be able to generate revenues from their sale.

If we do not comply with applicable domestic laws and regulations after obtaining approvals or clearances, our business results may suffer.

After initial regulatory approval or clearance of our products, we will continue to be subject to extensive domestic regulatory requirements. In the U.S., our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, and other regulatory agencies, including, but not limited to:

·      Fines;
·      Injunctions;
·      Recall or seizure of products;
·      Withdrawal of marketing approvals or clearances;
·      Refusal by the FDA to grant clearances or approvals; and
·      Civil and criminal penalties

We are also required to demonstrate and maintain compliance with the FDA’s Quality Systems Requirements for all of our products. The FDA enforces the QSR through periodic inspections, including a pre-approval inspection for PMA products. The QSR relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we do not, or any third-party manufacturer of our products does not, comply with the QSR and cannot be brought into compliance, we will be required to find alternative manufacturers. Identifying and qualifying alternative manufacturers would likely be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable regulations, we may incur substantial business disruption, expenses, penalties, fines and other liabilities and our business results and financial condition could suffer.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our products in the member countries of the European Union, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell our PATHFINDER, PATHFINDER mini, REVELATION, REVELATION Tx, REVELATION Helix micro-catheters, VUEPORT and NAVIPORT guiding catheters for mapping in the European Union, and approval to sell some of our products in Canada. We received CE Mark Clearance for the INTELLITEMP radio frequency energy management devices during the first quarter of 2004. In June 2008, we have also received the SFDA approval to market the INTELLITEMP product in the People’s Republic of China.

We intend to submit data in support of additional CE Mark applications. However, there can be no assurance we will be successful in obtaining or maintaining the CE Mark for any of our products, as the case may be. Failure to receive or maintain approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

In the first quarter of 2007, our former Japanese distributor notified us of its failure to maintain the legal documentation standard required to sell our PATHFINDER in Japan. As a result, we had no sales in Japan until December 2009. In October 2008, we appointed Japan Lifeline Co. Ltd. as our new distributor in Japan. Together with Japan Lifeline, we filed a “Shonin Application” to obtain the necessary regulatory approval to re-start PATHFINDER sales in the Japanese market.  In December 2009, we received the Shonin approval and have resumed sales of our PATHFINDER products in Japan. However, there can be no assurance that we will be able to penetrate the Japanese market with our products due to the extended period of absence of our products and brand name in that market place and our continued relationship with our Japanese distributor. In addition, we have a history of failure to maintain the legal documentation in a foreign country; we may not be able to sustain the legal documentation in the future.

Reuse of our single-use products could cause our revenues to decline.

Although we label all of our micro-catheter systems for single-use only, we are aware that some physicians potentially may reuse these products. Reuse of our micro-catheter systems could reduce revenues from product sales and could cause our revenues to decline. In addition, such misuse of our products could result in personal injury and death.

Difficulties presented by international factors could negatively affect our business.

A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

· Export license requirements for our products;
· Exchange rate fluctuations or currency controls;
· Changes in the regulation of medical products by the European Union or other international regulatory agencies;
· The difficulty in managing a direct sales force from aboard;
· The financial condition, expertise and performance of our international distributors and any future international distributors;
· Domestic or international trade restrictions; and
· Changes in tariffs

Any of these factors could damage our business results.

We may be unable to successfully commercialize our micro-catheter or surgical products, as the industry for them is highly competitive.

The market for catheters to map and/or ablate AF and VT is highly competitive, as is the market for surgical ablation products. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and cryoblation technologies. Other companies are also developing surgical procedures that could allow physicians to perform the open-heart surgical maze procedure for the treatment of AF in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered non-competitive or obsolete, which would harm our business.

Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include C.R. Bard, Inc., Medtronic, Inc., Boston Scientific, through its EP Technologies and Cardiac Pathways divisions, Johnson & Johnson, through its Biosense-Webster division and St. Jude Medical, Inc., through its Daig division. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias, including Biosense-Webster, a division of Johnson & Johnson, and Endocardial Solutions, Inc. Other companies are also developing, marketing and selling alternative approaches for the treatment of AF and VT, including manufacturers of implantable defibrillators such as Medtronic, Inc. and St. Jude Medical, Inc. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that will be available before those of our competitors, particularly because of our financial position. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would significantly harm our business.

We license portions of our product technology from potential competitors, and the termination of any of these licenses would harm our business.

We rely on license agreements for some of our product technology from potential competitors. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, is the technological basis for our micro-catheter systems for mapping and ablation. Boston Scientific Corporation currently has research efforts in the field of electrophysiology that may compete with our products. Under the Target Therapeutics license agreement we have an exclusive license under specific issued United States patents. The exclusive license from Target Therapeutics covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target Therapeutics’ technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, Target Therapeutics has the right to terminate the license earlier if we fail to comply with various commercializations, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Furthermore, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. We may lose the licensed rights in the event of an assignment for the benefit of creditors or other bankruptcy or insolvency-related event. The loss of our exclusive rights to the Target Therapeutics-based micro-catheter technology would significantly harm our business.

In December 2000, we sold certain patents and related intellectual property pertaining to intravascular sensing and signal detection to Medtronic, Inc., which currently has research efforts in the field of electrophysiology that may compete with our products. We received a perpetual, worldwide license at no cost from Medtronic to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any non-affiliated party. We have also licensed a proprietary surface-coating material from another vendor used on certain of our micro-catheters.

We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued.

We believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, because U.S. patent applications are not a matter of public record, a patent application could currently be on file that would prevent us from obtaining a patent issuance. In addition, Congress recently amended the U.S. patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

We have received in the past and expect to continue to receive letters from others threatening to enforce patent or other intellectual rights against us. We cannot be certain that we will not become subject to patent or intellectual property infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. Any such claim, litigation or proceeding, regardless of the outcome, would likely require us to expend substantial defense costs and would disrupt our business. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using important technology invalidate our intellectual property rights, or require us to license disputed rights from third parties. However, we cannot be certain that any licenses will be available to us on commercially reasonable terms or at all. Our inability to obtain such a license could materially delay the commercialization of our products, require us to expend substantial resources to design and develop alternative to the disputed technology, and otherwise harm our business. Our license with Target Therapeutics does not provide us with indemnification against claims brought by third parties alleging infringement of patent rights. Consequently, we would bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property; as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

The United States patent laws exempt medical practitioners and related health care entities from infringement liability for medical and surgical procedures in certain circumstances. We cannot predict whether this exception might have a material adverse effect on our ability to protect our proprietary methods and procedures.

If healthcare providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline.

U.S. healthcare providers, including hospitals and physicians, that purchase micro-catheter products generally rely on third-party payers, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of healthcare providers to obtain satisfactory reimbursement for medical procedures in which our micro-catheter systems are used. If these healthcare providers are unable to obtain reimbursement from third-party payers, the market may not accept our products and our revenues may decline.

Third-party payers may deny reimbursement if they determine that a prescribed device:

· Has not received appropriate regulatory clearances or approvals;
· Is not used in accordance with cost-effective treatment methods as determined by the payor; or
· Is experimental, unnecessary or inappropriate

If we receive FDA clearance or approval, third-party reimbursement also would depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that:

· Reimbursement for our products will be available domestically or internationally;
· If available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems;
· Physicians will support and advocate reimbursement for procedures using our products

Failure by hospitals and other users of our products to obtain reimbursement from third-party payers or changes in government and private third-party payers’ policies toward reimbursement for procedures employing our products would harm our business. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

We currently manufacture our micro-catheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. However, we have limited experience manufacturing our products in the amounts necessary to achieve significant commercial sales. For example, we currently do not have the ability to manufacture one of the components of our SAS in substantial quantities. We expect that if U.S. sales of our PATHFINDER micro-catheter products, our REVELATION micro-catheter products, or our SAS increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

· Capacity constraints;
· Production yields;
· Quality control; and
· Shortage of qualified personnel

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

Our manufacturing facilities and operations are subject to periodic inspection from various domestic and international regulatory authorities, and must meet various Quality Management System (QMS) compliance inspections, before we can market our products. We have obtained ISO 13485 Quality Systems certification from TUV Nord and have maintained the right to affix the CE Mark to certain electrophysiology mapping and ablation catheters and accessories as well as electrosurgical units. In 2008, we successfully passed various federal, state, and international Quality System inspections, including an ISO 13485 compliance inspection conducted by applicable regulatory agencies. Though successful in these inspections, there can be no assurance that our manufacturing facilities will continue to meet such compliance audits and maintain such compliance standards.

If our sole-source suppliers are unable to meet our demands, our business results will suffer.

We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We may face product liability claims related to the use or misuse of our products.

We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have received claims of this type in the past and may receive additional claims in the future. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. Although we currently have general liability and product liability insurance coverage, this coverage is subject to per-occurrence and annual limitations, as well as substantial deductibles. We cannot be certain that such coverage will be adequate or continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our micro-catheter products for single-use only, we are aware that some physicians are re-using such products. Moreover, despite labeling our micro-catheters for diagnostic use only, we believe that physicians are using such mapping micro-catheters for ablation. Multiple use or “off-label” use of our micro-catheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

Technology in the medical device industry changes rapidly

Rapid technology changes, changing customer needs and frequent new product introductions are all characteristics of the medical device industry. We face intense competition from other device manufacturers that may have access to greater resources. Our products may be rendered obsolete as a result of future innovations. Our competitors may succeed in obtaining regulatory approval and introducing products before we do. Any of these developments could have a significant negative impact on our business and results of operations.

The success of many of our products depends upon strong relationships with physicians.

If we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products. The research, development, marketing and sales of many of our new and improved products is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding our products and the marketing of our products. Physicians assist us as researchers, marketing consultants, product consultants, inventors and as public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material adverse effect on our financial condition and results of operations.

The issuance of shares of common stock in connection with the exercise of certain stock options issued under our 2007 Employee Stock Option Plan may not have been in compliance with certain state and federal securities laws and any damages that we may have to pay as a result of such issuance  could have a material  adverse effect on our profits, results of operations, financial condition and future prospects.

Commencing October 2008 through February 2010, we issued an aggregate of 531,944 shares of common stock to approximately 25 employees upon exercise of options granted pursuant to the Company’s 2007 Stock Option Plan (the “Option Plan”) from which we received an aggregate of approximately $250,000 of proceeds. The number of shares issued constitute 0.3% of our issued and outstanding share total a December 31, 2009. Such shares were inadvertently issued without restriction. At the time of the issuance of such shares, we had not sought to register or qualify these shares or options under federal or state securities laws. Accordingly, the shares purchased pursuant to the exercise of these options may have been issued in violation of federal and state securities laws, and may be subject to rescission. We plan to take immediate action to file a Form S-8 Registration Statement to register shares issuable under the Option Plan and will include shares issued to employees who continue to hold shares of common stock of the Company that were issued upon exercise of options granted under the Option Plan. We may be subject to liabilities for violation of applicable federal or state securities state laws. We are currently unable to determine the amount of any fines or any action that may be taken against the Company as a result of these issuances. The assessment of any fines and/or penalties could have a material adverse effect on our profits, results of operations, financial condition and future prospects.

We are dependent upon our key personnel.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that, if we are able to raise additional capital in amounts sufficient to maintain and expand our operations, we will be able to attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future.

The general economic downturn both in the US and worldwide may have a significant impact on our financial condition and operating results.

In recent years, worldwide economic conditions have deteriorated significantly in the United States and other countries, and may remain depressed for the foreseeable future. These conditions make it difficult for us to accurately forecast and plan future business activities, and could cause us to slow or reduce spending on our research and development activities. Furthermore, during challenging economic times, we may face issues gaining timely access to financings or capital infusion, which could result in an impairment of our ability to continue our business activities. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results. In addition, our vendors and customers may also be negatively affected by the worldwide economy, which may have a ripple effect on our business and results of operations.

We do not intend to pay cash dividends on our stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

We may be adversely affected by regulatory requirements, tax requirements and The Sarbanes-Oxley Act. We may not be able to implement Section 404(a) of the Sarbanes-Oxley Act of 2002 on a timely basis and we had identified material weakness in our system of internal controls.

We are subject to numerous rules and regulations, including, but not limited to, environmental and health and welfare benefit regulations as well as those associated with being a public company as well as numerous federal, state, and local tax rules and regulations. These rules and regulations and associated interpretations may be changed by local, state or federal governments or agencies. Changes in these regulations may result in a significant increase in our compliance costs. Compliance with changes in rules and regulations could require increases to our workforce, increased cost for services, compensation and benefits, or investments in new or upgraded equipment. In addition, audits and examinations of prior years may result in liabilities and additional financial burdens.

We will be subject to reporting on internal controls in accordance with Section 404(b) of The Sarbanes-Oxley Act for auditors’ attestation for fiscal years ending on or after June 15, 2010. The Company is currently unable to predict the cost or difficulties required to complete such certifications. We expect that we may need to hire and/or engage additional personnel and incur incremental costs in order to complete the work required by Section 404(b). We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We may not be able to remediate these problems on a timely basis. Additionally, upon completion of a Section 404(b) plan, we may not be able to conclude that our internal controls are effective, or in the event that we conclude that our internal controls are effective, our independent accountants may disagree with our assessment and may issue a report that is qualified. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Among other factors contributing to the potential volatility of our stock price, additional sales of our common stock in the public market or the perception that such sales could occur could cause the market price of our common stock to decline.

Delaware law, our corporate charter and bylaws and our stockholder rights plan could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control of our company. These provisions include:

•	The ability of the Board of Directors to alter our bylaws without stockholders’ approval;

•
The ability of the Board of Directors to issue, without stockholders’ approval, up to five million shares of preferred stock with rights set by the Board of Directors, which rights could be senior to those of our common stock; and

•	The elimination of the rights of stockholders to act by written consent

Each of these provisions could discourage potential takeover attempts.

The Stockholders’ Rights Plan enacted in 2002 may discourage third parties from attempting to acquire control of our company, which may have an adverse effect on the price of our common stock.

In May 2002, we adopted a stockholder rights plan (“the Rights Plan”) and declared a dividend distribution of one right for each outstanding share of common stock as of the record date on May 21, 2002. Each right, when exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of a new series of Series A Participating Preferred Stock on the terms stated in our Rights Plan. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 15% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our Rights Plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors. In addition, we are governed by provisions of Delaware law that may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

These provisions in our charter, bylaws and Rights Plan and under Delaware law could discourage takeover attempts that our stockholders would otherwise favor, or otherwise reduce the price that investors might be willing to pay for our common stock in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We and our representatives may from time to time make written or oral statements that are “forward-looking,” including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “may,” “should,” variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. Among the important factors on which such statements are based are assumptions concerning our ability to obtain additional funding, our ability to compete against our competitors, our ability to integrate our acquisitions and our ability to attract and retain key employees.

DETERMINATION OF OFFERING PRICE

The selling security holders may sell the common shares issued to them from time-to-time at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the Selling Stockholders pursuant to this prospectus. The Selling Stockholders will receive all proceeds from the sales of these common shares, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services (or any other expenses incurred by them in disposing of their common shares).

The shares of common stock offered hereby are being registered for the account of the Selling Stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the Selling Stockholders and we will not receive any proceeds from the resale of the common stock by the Selling Stockholders. We will incur all costs associated with this registration statement and prospectus, which are currently estimated to be approximately $5,000.

SELLING STOCKHOLDERS

The selling shareholders named in this prospectus (the "Selling Shareholders") are offering all of the 7,644,180 shares offered through this prospectus, including 251,379 outstanding shares and 7,392,801 shares issuable upon the exercise of stock options granted to the selling shareholders pursuant to our 2007 Stock Option Plan. A total of 30,000,000 shares of common stock have been reserved for issuance under all awards that may be granted under our 2007 Stock Option Plan.

If, subsequent to the date of this reoffer prospectus, we grant any further awards under the 2007 Stock Option Plan, to any eligible participants who are affiliates of our company (as defined in Rule 405 under the Securities Act), Instruction C of Form S-8 requires that we supplement this reoffer prospectus with the names of such affiliates and the amounts of securities to be reoffered by them as selling stockholders.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. The percentages for each Selling Stockholder are calculated based on 143,971,034 shares issued and outstanding as of March 4, 2010, plus any additional shares that the Selling Stockholder is deemed to beneficially own as set forth in the table. The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Stockholders below, provided that this prospectus is amended or supplemented if required by applicable law.

	Shares Beneficially Owned		Number Of	Shares Beneficially Owned Upon
	Prior to this Offering		Shares Being	Completion of the Offering (1)
Name	Number	Percent	Offered	Number	Percent
Connie Cheng	3,333 (2)	*	6,666 (3)	0	--
Parminder Kaur	6,667 (2)	*	10,000 (3)	0	--
Anita Elliot	33,333 (6)	*	66,666 (3)	0	--
Jane Thompson	6,667 (2)	*	10,000 (3)	0	--
Michael Nketiah	6,667 (2)	*	10,000 (3)	0	--
Maryann Colbeck	6,667 (2)	*	10,000 (3)	0	--
Joseph Bertelson	6,667 (5)	*	20,000 (3)	0	--
Pei-Jie Cao	16,667 (6)	*	50,000 (3)	0	--
Kanwai Singh	13,334 (7)	*	40,000 (3)	0	--
Louis Rezonable	5,000 (8)	*	15,000 (3)	0	--
Jocelyn Carreon	23,334 (9)	*	40,000 (3)	0	--
George Castro	21,667 (10)	*	65,000 (3)	0	--
Eric Chan (11)	388,289 (45)	*	267,601 (34)	120,688	*
Baljinder Cheema	6,667 (2)	*	10,000 (3)	0	--
Robert Cheney (12)	23,140,034 (13)	15.39%	1,500,000 (3)	22,300,000	14.22%
Sung Chun (14)	200,000 (15)	*	750,000 (3)	0	--
Michael Coates	16,667 (16)	*	49,999 (3)	0	--
Trinidad P. Cruz	50,000 (17)	*	75,000 (3)	0	--
Tung Doan	6,667 (2)	*	10,000 (3)	0	--
Jack Douglas	33,334 (4)	*	100,000 (3)	0	--
Priscilla Ducey	10,000 (18)	*	30,000 (3)	0	--
Michelle Estolas	20,000 (8)	*	30,000 (3)	0	--
Manuel Estolas	6,667 (2)	*	10,000 (3)	0	--
Avegail Formento	3,334 (19)	*	10,000 (3)	0	--
Fabian Franco	0 (6)	*	33,333 (3)	0	--
Kathy Fuller	6,667 (2)	*	10,000 (3)	0	--
Richard Gaston	266,667 (20)	*	550,000 (3)	0	--
Antwan Gipson	33,334 (4)	*	100,000 (3)	0	--
Alicia T. Gogue	3,334 (19)	*	10,000 (3)	0	--
Janna Gonzalez	45,667	*	45,667 (36)	0	--
Chanh Ha	6,667 (2)	*	10,000 (3)	0	--
Dilyana Hadjeva	6,667 (2)	*	10,000 (3)	0	--
Varindar Kaur	3,334 (19)	*	10,000 (3)	0	--
Abe Kocheril	16,667 (6)	*	50,000 (3)	0	--
Vincent Ku	38,334 (7)	*	65,000 (37)	0	--
Aylene Lapina	13,334 (21)	*	55,000 (3)	0	--
Edwin Lee	66,667 (6)	*	100,000 (3)	0	--
Leonard Lepiane	10,000 (18)	*	30,000 (3)	0	--
Giovanna B. Manca	13,334 (7)	*	40,000 (3)	0	--
Jason Mapa	10,000 (18)	*	30,000 (38)	0	--
Brett McCabe	16,667 (6)	*	50,000 (3)	0	--
Keith McDonald	10,000 (22)	*	15,000 (3)	0	--

Jigisha Mehta	13,333 (5)	*	26,666 (3)	0	--
Bhupinder Minhas	241,667	*	241,667 (3)	0	--
Dao Ngo	6,667 (2)	*	10,000 (3)	0	--
Tram Nguyen	6,667 (2)	*	10,000 (40)	0	--
Ut Thi Nguyen	6,667 (2)	*	10,000 (3)	0	--
Nhu-Ngoc Nguyen	6,667 (2)	*	10,000 (3)	0	--
Kimberly Nguyen	6,667 (2)	*	10,000 (3)	0	--
Giup Nguyen	33,334 (9)	*	50,000 (39)	0	--
Mary Grace Nodora	3,334 (19)	*	10,000 (3)	0	--
Li Poa	50,000	*	50,000 (3)	0	--
Philip Radlick (23)	82,867 (24)	*	200,000 (3)	0	--
Pat Reid-Purt	6,667 (2)	*	10,000 (3)	0	--
Susan Rosal	10,000 (18)	*	30,000 (3)	0	--
Gloria Gigi San Juan	0 (2)	*	3,333 (3)	0	--
Tony Shum (25)	840,034 (46)	*	1,500,000 (3)	0	--
Tina Sim	50,000	*	50,000 (3)	0	--
Brad Termer	5,000	*	5,000 (3)	0	--
Joel Don Threet	6,667 (5)	*	20,000 (3)	0	--
Cindy Trumble	49,582 (6)	*	82,915 (3)	0	--
Daniel Vally	3,334 (19)	*	10,000 (3)	0	--
Donna Van	6,667 (2)	*	10,000 (40)	0	--
Ken Vien	3,334 (19)	*	10,000 (3)	0	--
Stephan Walter	0 (17)	*	25,000 (3)	0	--
Brian Woo	6,667 (2)	*	10,000 (41)	0	--
Thanh Nguyen	3,334 (19)	*	10,000 (3)	0	--
Pacita Cabang	3,334 (19)	*	10,000 (3)	0	--
Tammy Vien	3,334 (19)	*	10,000 (3)	0	--
Ashley Nguyen	6,667 (5)	*	20,000 (3)	0	--
Harold Ramos	6,667 (5)	*	20,000 (3)	0	--
Greg Matthews	3,334 (19)	*	10,000 (3)	0	--
Victorio Basa	1,667 (2)	*	5,000 (3)	0	--
Loc Huu Ngo	1,667 (2)	*	5,000 (3)	0	--
Edward Ranzenbach	25,000 (26)	*	75,000 (3)	0	--
Paul Cheng (47)	50,000 (27)	*	150,000 (3)	0	--
An Tran	3,334 (19)	*	10,000 (3)	0	--
Hatim Chraibi	8,334 (9)	*	25,000 (3)	0	--
Richard Stephenson	8,334 (9)	*	25,000 (3)	0	--
Yuri Belman	11,667 (28)	*	35,000 (3)	0	--
Shirley Lee	0 (22)	*	5,000 (3)	0	--
Phuc An Nguyen	0 (22)	*	5,000 (3)	0	--
Phylis Ka-Yu Yuen	0 (29)	*	35,000 (3)	0	--
George Matlock	0 (17)	*	25,000 (3)	0	--
Joseph Loeffler	0 (30)	*	40,000 (3)	0	--
Tricia Kinnard	0 (31)	*	30,000 (3)	0	--
Hardie Stevens	0 (30)	*	40,000 (3)	0	--
Peter Wong (32)	0 (33)	*	75,000 (3)	0	--
Autumn Williams	0 (42)	*	8,000 (3)	0	--
Leticia Cortes	0 (43)	*	5,000 (3)	0	--

Helena Dang	0 (43)	*	5,000 (3)	0	--
Heindrick So	0 (44)	*	10,000 (3)	0	--
Ashley Nguyen	0 (44)	*	10,000 (3)	0	--
Eric Djavadi	60,000	*	60,000 (35)	0	--
Robert Duffy	8,000	*	8,000 (35)	0	--
Michael Nasab	25,000	*	25,000 (35)	0	--
Jim Roslund	12,000	*	12,000 (35)	0	--
Kushal Vepa	41,667	*	41,667 (35)	0	--

* Less than one percent.

(1) Assumes that all shares offered are sold.

(2) Does not include 3,333 shares of common stock underlying options that have not vested.

(3) Represents shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(4) Does not include 66,666 shares of common stock underlying options that have not vested.

(5) Does not include 13,333 shares of common stock underlying options that have not vested.

(6) Does not include 33,333 shares of common stock underlying options that have not vested.

(7) Does not include 26,666 shares of common stock underlying options that have not vested.

(8) Does not include 10,000 shares of common stock underlying options that have not vested.

(9) Does not include 16,666 shares of common stock underlying options that have not vested.

(10) Does not include 43,333 shares of common stock underlying options that have not vested.

(11)Eric Chan is a former director and officer of the Company.

(12) Robert Cheney is the Company’s chief executive officer.

(13) Includes 16,800,000 shares held by Nelson Capital Corporation of which Mr. Cheney is a director.  Also includes 1,000,000 shares issuable upon conversion of 5,000,000 shares of Series A Preferred Stock held by Apix International Limited of which Mr. Cheney is a director and principal shareholder.  Also includes shares issuable upon exercise of 4,500,000 warrants and 840,034 options exercisable.

(14) Sung Chun is a director of the Company.

(15) Does not include 550,000 shares of common stock underlying options that have not vested.

(16) Does not include 33,332 shares of common stock underlying options that have not vested.

(17) Does not include 25,000 shares of common stock underlying options that have not vested.

(18) Does not include 20,000 shares of common stock underlying options that have not vested.

(19) Does not include 6,666 shares of common stock underlying options that have not vested.

(20) Does not include 283,333 shares of common stock underlying options that have not vested.

(21) Does not include 41,666 shares of common stock underlying options that have not vested.

(22) Does not include 5,000 shares of common stock underlying options that have not vested.

(23) Philip Radlick is a director of the Company.

(24) Does not include 117,333 shares of common stock underlying options that have not vested.

(25) Tony Shum is the chairman of the Company.

(26) Does not include 50,000 shares of common stock underlying options that have not vested.

(27) Does not include 100,000 shares of common stock underlying options that have not vested.

(28) Does not include 23,333 shares of common stock underlying options that have not vested.

(29) Does not include 35,000 shares of common stock underlying options that have not vested.

(30) Does not include 40,000 shares of common stock underlying options that have not vested.

(31) Does not include 30,000 shares of common stock underlying options that have not vested.

(32) Peter Wong is a director of the Company.

(33) Does not include 75,000 shares of common stock underlying options that have not vested.

(34) Represents 222,223 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 45,378 shares of common stock issued upon exercise of option issued pursuant to our 2007 Stock Option Plan.

(35) Represents shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(36) Represents 24,667 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 21,000 shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(37) Represents 60,000 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 5,000 shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(38) Represents 20,000 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 10,000 shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(39) Represents 40,000 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 10,000 shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(40) Represents 3,333 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 6,667 shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(41) Represents 6,666 shares of common stock issuable upon exercise of options issued pursuant to our 2007 Stock Option Plan, and 3,334 shares of common stock issued upon exercise of options issued pursuant to our 2007 Stock Option Plan.

(42) Does not include 8,000 shares of common stock underlying options that have not vested.

(43) Does not include 5,000 shares of common stock underlying options that have not vested.

(44) Does not include 10,000 shares of common stock underlying options that have not tested.

(45) Includes 93,487 outstanding shares of common stock.  Also includes shares issuable upon exercise of 294,802 options exercisable.

(46) Does not include 840,034 shares of common stock underlying options that have not tested.

(47) Paul Cheng is the Company’s chief accounting officer.

PLAN OF DISTRIBUTION

Timing of Sales

Under our 2007 Stock Option Plan, we were authorized to issue up to 30,000,000 shares of our common stock.

Subject to the foregoing, the Selling Stockholders may offer and sell the shares covered by this prospectus at various times. The Selling Stockholders will act independently of our company in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no Selling Stockholder has any agreement or understanding, directly or indirectly, with any person to resell the common shares covered by this prospectus.

Offering Price

The sales price offered by the Selling Stockholders to the public may be:

1.	the market price prevailing at the time of sale;

2.	a price related to such prevailing market price; or

3.	such other price as the Selling Stockholders determine from time to time.

Manner Of Sale

The common shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

3.	ordinary brokerage transactions in which the broker solicits purchasers;

4.	through options, swaps or derivatives;

5.	in transactions to cover short sales;

6.	privately negotiated transactions; or

7.	in a combination of any of the above methods.

The Selling Stockholders may sell their common shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their common shares. Brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Stockholders, or, if any such broker-dealer acts as agent for the purchaser of common shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.

Broker-dealers may agree with a Selling Stockholder to sell a specified number of common shares at a stipulated price per common share, and, to the extent the broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold common shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder.

Broker-dealers who acquire common shares as principal may thereafter resell the common shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the common shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our Selling Stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker-dealers acting as underwriters.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

The Selling Stockholders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular we will advise the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the Selling Stockholders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.

Accordingly, during such times as a Selling Stockholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, the Selling Stockholder must comply with applicable law and, among other things:

1.	may not engage in any stabilization activities in connection with our common stock;

2.	may not cover short sales by purchasing shares while the distribution is taking place; and

3.	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Penny Stock Rules

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "institutional accredited investors." The term "institutional accredited investor" refers generally to those accredited investors who are not natural persons and fall into one of the categories of accredited investor specified in subparagraphs (1), (2), (3), (7) or (8) of Rule 501 of Regulation D promulgated under the Securities Act, including institutions with assets in excess of $5,000,000.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form required by the Securities and Exchange Commission, obtain from the customer a signed and dated acknowledgement of receipt of the disclosure document and to wait two business days before effecting the transaction. The risk disclosure document provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.

The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. These expenses are estimated to be $5,000, including, but not limited to, legal, accounting, printing and mailing fees. The Selling Stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

LEGAL MATTERS

The validity of the common stock has been passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The financial statements incorporated by reference in the prospectus have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report included in our annual report filed on Form 10-K for the year ended December 31, 2009 and are incorporated in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that such information is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Stockholders have sold all of the shares offered hereby or such shares have been deregistered.

The following documents filed with the SEC are incorporated herein by reference:

•	Reference is made to Registrant's current report on Form 8-K filed with the SEC on March 19, 2010, which is hereby incorporated by reference.
•	Reference is made to Registrant's current report on Form 8-K filed with the SEC on March 1, 2010, which is hereby incorporated by reference.
•	Reference is made to the Registrant's annual report on Form 10-K for the period ending December 31, 2009, as filed with the SEC on March 29, 2010, which is hereby incorporated by reference.
•
The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on May 22, 2002, including all amendments or reports filed for the purpose of updating such description.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Robert Cheney.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our  Certificate of  Incorporation,  as amended,  provides to the fullest extent permitted  by  Delaware  law,  that  our  directors  or  officers  shall  not be personally  liable to us or our  shareholders  for  damages  for  breach of such director's  or officer's  fiduciary  duty.  The effect of this  provision of our Certificate  of  Incorporation,   as  amended,  is  to  eliminate  our  and  our shareholders  rights (through  shareholders'  derivative  suits on behalf of our company)  to recover  damages  against a director  or officer  for breach of the fiduciary duty of care as a director or officer  (including  breaches  resulting from negligent or grossly negligent  behavior),  except under certain situations defined by statute.  We believe that the indemnification provisions in our Certificate of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director,  officer employee or agent of the corporation  or was  serving at the request of the corporation against expenses actually and reasonably  incurred by him or her in connection with such action if he or she acted in good  faith  and in a manner he or she  reasonably believed to be in, or not opposed to, the best interests of the  corporation and with respect to any criminal  action,  had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been  settled by  controlling  precedent,  submit to a court of  appropriate jurisdiction the question whether such  indemnification  by it is against public policy as  expressed  in the  Securities  Act and will be  governed by the final adjudication of such issue.

ADDITIONAL INFORMATION AVAILABLE TO YOU

This prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street N.E. Washington, D.C. 20549, You can obtain copies from the public reference room of the SEC at 100 F Street N.E. Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Incorporation of Documents By Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

The following documents filed with the SEC are incorporated herein by reference:

•	Reference is made to Registrant's current report on Form 8-K filed with the SEC on March 19, 2010, which is hereby incorporated by reference.
•	Reference is made to Registrant's current report on Form 8-K filed with the SEC on March 1, 2010, which is hereby incorporated by reference.
•	Reference is made to the Registrant's annual report on Form 10-K for the period ending December 31, 2009, as filed with the SEC on March 29, 2010, which is hereby incorporated by reference.
•
The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on May 22, 2002, including all amendments or reports filed for the purpose of updating such description.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

No expert or counsel named in this registration statement as having prepared or certified any part of this registration statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.

Item 6. Indemnification of Directors and Officers.

Our  Certificate of  Incorporation,  as amended,  provides to the fullest extent permitted  by  Delaware  law,  that  our  directors  or  officers  shall  not be personally  liable to us or our  shareholders  for  damages  for  breach of such director's  or officer's  fiduciary  duty.  The effect of this  provision of our Certificate  of  Incorporation,   as  amended,  is  to  eliminate  our  and  our shareholders  rights (through  shareholders'  derivative  suits on behalf of our company)  to recover  damages  against a director  or officer  for breach of the fiduciary duty of care as a director or officer  (including  breaches  resulting from negligent or grossly negligent  behavior),  except under certain situations defined by statute.  We believe that the indemnification provisions in our Certificate of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director,  officer employee or agent of the corporation  or was  serving at the request of the corporation against expenses actually and reasonably  incurred by him or her in connection with such action if he or she acted in good  faith  and in a manner he or she  reasonably believed to be in, or not opposed to, the best interests of the  corporation and with respect to any criminal  action,  had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been  settled by  controlling  precedent,  submit to a court of  appropriate jurisdiction the question whether such  indemnification  by it is against public policy as  expressed  in the  Securities  Act and will be  governed by the final adjudication of such issue.

Item 7.	Exemption from Registration Claimed

Not applicable.

Item 8.	Exhibits.

EXHIBIT
NUMBER	EXHIBIT
4.1	2007 Stock Option Plan
5.1	Opinion of Sichenzia Ross Friedman Ference LLP
23.1	Consent of PMB Helin Donovan, LLP.
23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i), and (1)(ii) do not apply if the Registration Statement is on Form S-8 and if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on March 30, 2010.

Cardima, Inc.

By:	/s/ Robert Cheney
Robert Cheney
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Financial Officer)

By:	/s/ Paul Cheng
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Cheney his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: March 30, 2010	/s/ Robert Cheney
Robert Cheney
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Financial
Officer)

Date: March 30, 2010	/s/ Paul Cheng
Paul Cheng
Chief Accounting Officer
(Principal Accounting Officer)

Date: March 30, 2010	/s/ Tony Shum
Tony Shum
Chairman

Date: March 30, 2010	/s/ Peter Wong
Peter Wong
Director

Date: March 30, 2010	/s/ Sung Chun
Sung Chun
Director

Date: March 30, 2010	/s/ Phillip Radlick
Phillip Radlick
Director

Date: March 30, 2010	/s/ Richard Gaston
Richard Gaston
Director